UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under Securities Exchange Act of 1934
(Amendment No. 12)*

iKang Healthcare Group, Inc.

(Name of Issuer)

Class A Common Shares, par value US$0.01 per share**

(Title of Class of Securities)

45174L108***

(CUSIP Number)

Mr. Lee Ligang Zhang

c/o iKang Healthcare Group, Inc.

B-6F Shimao Tower, 92A Jianguo Road

Chaoyang District

Beijing 100022

People’s Republic of China

+86 10 5320 6688

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Not for trading, but only in connection with the registration of American Depositary Shares each representing 1/2 Class A Common Share.

*** This CUSIP applies to the American Depositary Shares, each representing 1/2 Class A Common Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45174L108		13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lee Ligang Zhang
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person IN

CUSIP No. 45174L108		13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Time Intelligent Finance Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person CO

CUSIP No. 81783J 101		13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) ShanghaiMed, Inc.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person CO

CUSIP No. 81783J 101		13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) TMF (Cayman) Ltd. as the Trustee of Zhang’s Family Trust
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person CO

CUSIP No. 81783J 101		13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Time Evergreen Company Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person CO

CUSIP No. 81783J 101		13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Time Evergreen Capital Investment, Inc.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person CO

CUSIP No. 81783J 101		13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Time Partners L.P.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person PN

Introductory Note

This Amendment No. 12 to Schedule 13D (this “Amendment No. 12”) amends and supplements the Schedule 13D filed jointly by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on September 9, 2015, as previously amended by Amendment No. 1 filed on January 5, 2016, Amendment No. 2 filed on June 7, 2016, Amendment No. 3 filed on August 25, 2017, Amendment No. 4 filed on December 1, 2017, Amendment No. 5 filed on March 28, 2018, Amendment No. 6 filed on March 28, 2018, Amendment No. 7 filed on April 24, 2018, Amendment No. 8 filed on June 4, 2018, Amendment No. 9 filed on September 4, 2018, Amendment No. 10 filed on September 27, 2018 and Amendment No. 11 filed on December 18, 2018, respectively (the “Original Schedule 13D”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein.

Item 2.   Identity and Background.

The first paragraph of Item 2 is hereby amended and restated in the entirety by the following:

This Amendment No. 12 is being filed jointly by (i) Mr. Lee Ligang Zhang, (ii) Time Intelligent Finance Limited, (iii) ShanghaiMed, Inc., (iv) TMF (Cayman) Ltd., (v) Time Evergreen Company Limited, (vi) Time Partners L.P. and (vii) Time Evergreen Capital Investment, Inc. (each, a “Reporting Person”; and collectively, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this Amendment No. 12 is attached hereto as Exhibit 7.30.

Item 2 is hereby amended and supplemented by adding the following before the last paragraph thereof:

Time Partners L.P. is a limited partnership registered under the laws of the Cayman Islands.  Time Partners L.P. is an investment holding partnership controlled by Time Evergreen Capital Investment, Inc.  The principal business address of Time Partners L.P. is c/o Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

Time Evergreen Capital Investment, Inc. is a company incorporated under the laws of the Cayman Islands.  Time Evergreen Capital Investment, Inc. is one of the general partners of Time Partners L.P. and wholly owned by Mr. Lee Ligang Zhang.  The principal business address of Time Evergreen Capital Investment, Inc. is c/o Vistra (Cayman) Limited, P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

Item 4    Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On August 20, 2018, at an extraordinary general meeting of the shareholders of the Issuer, the shareholders of the Issuer authorized and approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”), and the transactions contemplated by the Merger Agreement, including the Merger. On January 18, 2019, the Issuer and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of January 18, 2019, pursuant to which the Merger became effective on January 18, 2019. As a result of the Merger, the Issuer became wholly owned by Parent.

At the effective time of the Merger, each Share (including Shares represented by ADSs) issued and outstanding immediately prior to the effective time of the Merger, other than (i) Shares held by Parent, the Issuer or any of their respective subsidiaries, (ii) Shares issued to the depositary of the Issuer’s ADS program and reserved for the exercise of the options (“Company Options”) granted under the Issuer’s share incentive plans (the “Share Incentive Plans”), (iii) Shares beneficially owned by Mr. Lee Ligang Zhang and Mr. Boquan He which are rolled over in the transaction, (iv) Shares held by shareholders who have validly exercised their rights to dissent from the Merger in accordance with Section 238 of the Companies Law of the Cayman Islands and thereafter effectively withdrawn such rights to dissent pursuant to agreements entered into between such shareholders and Merger Sub prior to the effective time of the Merger, and (v) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent (Shares described under (i) through (v) above are collectively referred to herein as the “Excluded or Dissenting Shares”) has been cancelled in exchange for the right to receive US$41.20 in cash per Share and each of the Issuer’s ADSs (other than any ADS that represents the Excluded or Dissenting Shares) issued and outstanding immediately prior to the effective time of the Merger has been cancelled in exchange for the right to receive US$20.60 in cash per ADS, in each case without interest and net of any applicable withholding taxes.

In addition to the foregoing, at the effective time of the Merger, the Issuer terminated the Share Incentive Plans and all relevant award agreements entered into under the Share Incentive Plans, and cancelled all Company Options under the Share Incentive Plans that were then outstanding and unexercised, whether or not vested or exercisable. As soon as practicable after the effective time of the Merger, each former holder of a Company Option that was cancelled at the effective time of the Merger will have the right to receive an amount in cash equal to the product of (i) the excess, if any, of US$41.20 over the applicable per share exercise price of such Company Option and (ii) the number of Shares underlying such Company Option, except that Company Options to purchase 500,000 Class A Shares held by Mr. Lee Ligang Zhang and Company Options to purchase 250,000 Class A Shares held by Ms. Feiyan Huang was cancelled for no consideration.

As a result of the Merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the Nasdaq Global Select Market, and the Issuer will cease to be a publicly traded company. In addition, ninety (90) days after the filing of the Form 25 in connection with the completion of the Merger or such shorter period as may be determined by the SEC, registration of the ADSs under the Securities Exchange Act of 1934, as amended, will be terminated.

As a result of these transactions, the Reporting Persons no longer beneficially own any Shares.

Item 5    Interest in Securities of the Issuer

The last paragraph of Item 5 is hereby amended and restated in its entirety by the following:

By virtue of their relationship and actions in respect of the Merger as described herein, the Reporting Persons may be deemed to constitute a “group” with the other direct or indirect shareholders, members, partners or equity holders of Parent (“Buyer Group”), any other partner in Time Partners L.P., and/or their respective affiliates within the meaning of Rule 13d-5(b) under the Exchange Act of 1934. As a member of a group, each Reporting Person may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole. However, the Reporting Persons expressly disclaim any beneficial ownership of such shares held by the other members of the Buyer Group, any other partner in Time Partners L.P., and/or their respective affiliates, other than those beneficially owned by the Reporting Persons which are the subject of this Amendment No. 12.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Shares as may be beneficially owned by the other members of the Buyer Group, any other partner in Time Partners L.P., and/or their respective affiliates (other than those beneficially owned by the Reporting Persons which are the subject of this Amendment No. 12) for purposes of Section 13(d) of the Exchange Act of 1934 or for any other purpose. The Reporting Persons are only responsible for the information contained in this Amendment No. 12 and assume no responsibility for information contained in any other Schedule 13D (or any amendment thereto) filed by the other members of the Buyer Group, any other partner in Time Partners L.P., and/or their respective affiliates.

Immediately after the Merger became effective on January 18, 2019, the Reporting Persons no longer beneficially own any Shares or have any voting power or dispositive power over any Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On January 8, 2019, Time Partners L.P. entered into a share purchase agreement (the “Share Purchase Agreement”) with Gold Partner Consultants Limited (“Gold Partner”), pursuant to which 775,730 ADSs held by Gold Partner shall be converted into 387,865 Class A Common Shares and transferred to Time Partners L.P. at a price of $41.20 per share (the “Share Transfer”). The Share Transfer took effect on January 11, 2019.

As previously disclosed by the Reporting Persons (excluding Time Partners L.P. and Time Evergreen Capital Investment, Inc.) in Amendment No. 4 to their report on Schedule 13D filed on December 1, 2017 (the “Amendment No. 4”), on November 19, 2017, ShanghaiMed, Inc. (“ShanghaiMed”) entered into a share pledge contract (the “AVIC Share Pledge Contract”) with AVIC Trust Co., Ltd. (“AVIC Trust”), pursuant to which ShanghaiMed agreed to pledge 645,333 Class A Common Shares to AVIC Trust in order to secure the obligations under a loan agreement dated November 19, 2017 by and between Ligang Capital Investment (Shenzhen) Co., Ltd. and AVIC Trust. Pursuant to, among other documents, a notice of release of pledge issued by AVIC Trust to the Issuer on January 16, 2019 (the “Release Notice”), the pledge over all such 645,333 Class A Common Shares was released.

As previously disclosed by the Reporting Persons (excluding Time Partners L.P. and Time Evergreen Capital Investment, Inc.) in Amendment No. 5 to their report on Schedule 13D filed on March 28, 2018 (the “Amendment No. 5”), on March 26, 2018, pursuant to an Addendum to the Credit Agreement and the General Pledge and Assignment Agreement dated March 22, 2017 (the “BJB Addendum”), ShanghaiMed deposited and pledged 1,256,820 ADSs (representing 628,410 Class A Common Shares) to Bank Julius Baer & Co. Ltd. (the “Bank”) in order to secure a credit limit granted by the Bank. As confirmed by the Bank, on January 9, 2019, the pledge over all such 1,256,820 ADSs was released.

As previously disclosed by the Reporting Persons in Amendment No. 9 to their report on Schedule 13D filed on September 4, 2018 (the “Amendment No. 9”), on August 24, 2018, ShanghaiMed entered into an equitable share mortgage with Gopher Global Credit Fund II (“Gopher”; such share mortgage, “Gopher Share Mortgage”), pursuant to which ShanghaiMed agreed to mortgage 792,317 Class A Common Shares to Gopher in order to secure ShanghaiMed’s obligations under a Facility Agreement entered into by and between ShanghaiMed and Gopher on August 24, 2018. Pursuant to a deed of release dated January 18, 2019 by Gopher in favor of ShanghaiMed (the “Deed of Release”), the mortgage over all such 792,317 Class A Common Shares was released.

References to the Share Purchase Agreement, the AVIC Share Pledge Contract, the Release Notice, the BJB Addendum, the Gopher Share Mortgage and the Deed of Release are qualified in their entirety by reference to the Share Purchase Agreement, the AVIC Share Pledge Contract, the Release Notice, the BJB Addendum, the Gopher Share Mortgage, and the Deed of Release themselves, which are, respectively: (i) attached to this Amendment No. 12 as Exhibit 7.31, (ii) attached to Amendment No. 4 as Exhibit 7.11, (iii) attached to this Amendment No. 12 as Exhibit 7.33, (iv) attached to Amendment No. 5 as Exhibit 7.13, (v) attached to Amendment No. 9 as Exhibit 7.27, and (vi) attached to this Amendment No. 12 as Exhibit 7.32, and are incorporated by reference as if set forth in their entirety.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit	Description
7.30

Agreement of Joint Filing by Mr. Lee Ligang Zhang, Time Intelligent Finance Limited, ShanghaiMed, Inc., TMF (Cayman) Ltd., Time Evergreen Company Limited, Time Partners L.P. and Time Evergreen Capital Investment, Inc.

7.31	Share Purchase Agreement, dated as of January 8, 2019, by and between Time Partners L.P. and Gold Partner Consultants Limited

7.32	Deed of Release, dated January 18, 2019, by Gopher Global Credit Fund II and in favor of ShanghaiMed, Inc.

7.33	Notice of Release of Pledge, dated January 16, 2019, by AVIC Trust Co., Ltd.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2019

LEE LIGANG ZHANG

By:	/s/ LEE LIGANG ZHANG
Name: Lee Ligang Zhang

TIME INTELLIGENT FINANCE LIMITED

By:	/s/ LEE LIGANG ZHANG
Name: Lee Ligang Zhang
Title: Director

SHANGHAIMED, INC.

By:	/s/ LEE LIGANG ZHANG
Name: Lee Ligang Zhang
Title: Director

TMF (CAYMAN) LTD.

By:	/s/ YEU CHI FAI, LIU KIN WAI
Name: Yeu Chi Fai, Liu Kin Wai
Title: Authorized Signatories

TIME EVERGREEN COMPANY LIMITED

By:	/s/ S.B. VANWALL LTD.
Name: S.B. Vanwall Ltd.
Title: Director

TIME EVERGREEN CAPITAL INVESTMENT, INC.

By:	/s/ LIGANG ZHANG
Name: Ligang Zhang
Title: Authorized Signatory

TIME PARTNERS L.P.

By: Time Evergreen Capital Investment, Inc., its general partner

By:	/s/ LIGANG ZHANG
Name: Ligang Zhang
Title: Authorized Signatory

By: CTS Capital Co. Ltd, its general partner

By:	/s/ SONG ZHANG
Name: Song Zhang
Title: Authorized Signatory

INDEX TO EXHIBITS

Exhibit	Description
7.30

Agreement of Joint Filing by Mr. Lee Ligang Zhang, Time Intelligent Finance Limited, ShanghaiMed, Inc., TMF (Cayman) Ltd., Time Evergreen Company Limited, Time Partners L.P. and Time Evergreen Capital Investment, Inc.

7.31	Share Purchase Agreement, dated as of January 8, 2019, by and between Time Partners L.P. and Gold Partner Consultants Limited

7.32	Deed of Release, dated January 18, 2019, by Gopher Global Credit Fund II and in favor of ShanghaiMed, Inc.

7.33	Notice of Release of Pledge, dated January 16, 2019, by AVIC Trust Co., Ltd.